SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)

Fiesta Restaurant Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

31660B101

(CUSIP Number)

Roland T. Kelly

11100 Santa Monica Boulevard, 11th Floor

Los Angeles, CA 90025

Tel: (310) 914-1373

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 29, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 31660B101

1.	Name of Reporting Person Jefferies Financial Group Inc., on behalf of itself and its controlled subsidiaries I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 13-2615557
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,158,932
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,158,932
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,158,932
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.8%
14.	Type of Reporting Person (See Instructions) CO; HC

This Amendment No. 8 amends the Statement on Schedule 13D first filed by Jefferies Financial Group Inc. (formerly, Leucadia National Corporation (“Jefferies”)) on behalf of itself and its controlled subsidiaries (collectively, the “Reporting Person”) with the Securities and Exchange Commission on June 19, 2017, as amended by Amendment No. 1 filed on August 18, 2017, Amendment No. 2 filed on August 31, 2017, Amendment No. 3 filed on September 11, 2017, Amendment No. 4 filed on March 1, 2018, Amendment No. 5 filed on November 9, 2018, Amendment No. 6 filed on May 14, 2019 and Amendment No. 7 filed on May 28, 2019 relating to the Common Stock, par value $0.01 per share (the “Common Stock”), of Fiesta Restaurant Group, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 14800 Landmark Boulevard, Suite 500, Dallas, Texas 75254. Capitalized terms used herein but not otherwise defined herein have the meanings given to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person purchased the additional Common Stock of the Issuer reported herein using cash from working capital.

Item 4.	Purpose of Transaction.

The Reporting Person purchased the Common Stock reported herein for investment purposes. The Reporting Person intends to purchase additional shares of Common Stock from time to time, if, at such time, the terms of such investment are favorable to the Reporting Person and the Reporting Person deems the investment to be prudent.

Other than described above, the Reporting Person does not have any plans or proposals of the type referred to in Items 4(a) through (j) of Schedule 13D. The Reporting Person, however, retains the right to change its intent and to pursue any transaction contemplated in Items 4(a) through (j) of Schedule 13D and, to the extent the Reporting Person’s affiliates operate as broker-dealers, they retain the right to pursue a role as a financial advisor, underwriter or placement agent with respect to any such transaction involving the Issuer and its affiliates.

Item 5.	Interest in Securities of the Issuer.

Number of shares as to which the Reporting Person has:

Sole power to vote or to direct the vote: 5,158,932

Shared power to vote or to direct the vote: 0

Sole power to dispose or to direct the disposition of: 5,158,932

Shared power to dispose or to direct the disposition of: 0

During the past sixty days, the Reporting Person engaged in the following additional open market purchases of Common Stock:

-	On May 28, 2019, the Reporting Person purchased an aggregate of 98,515 shares of Common Stock at a weighted average price per share of $13.888.

-	On May 29, 2019, the Reporting Person purchased an aggregate of 265,277 shares of Common Stock at a weighted average price per share of $13.6316.

-	On May 30, 2019, the Reporting Person purchased an aggregate of 65,597 shares of Common Stock at a weighted average price per share of $13.9893.

-	On May 31, 2019, the Reporting Person purchased an aggregate of 60,000 shares of Common Stock at a weighted average price per share of $13.9346.

Brian P. Friedman is the President and a director of Jefferies. Mr. Friedman has also been a director of the Issuer since April 2011. Mr. Friedman beneficially owns an aggregate of 74,435 shares of Common Stock representing less than approximately 0.3% of the Issuer’s outstanding shares. Mr. Friedman’s beneficial ownership includes 45,767 shares of Common Stock held directly and 28,668 shares of Common Stock held indirectly through a partnership.

Barry J. Alperin is a director of Jefferies and the Issuer. Mr. Alperin beneficially owns 22,738 shares of Common Stock representing less than 0.1% of the Issuer’s outstanding shares.

Except as set forth in this Item 5, no person other than each respective record owner of the securities referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2019	Jefferies Financial Group Inc.

	By:	/s/ Roland T. Kelly
Roland T. Kelly
Associate General Counsel